Exhibit 99.5

TuSimple Co-Founder and Largest Investor Sends Letter to the Board of Directors Demanding Immediate Liquidation of the Company

Announces Legal Actions to Protect Shareholders’ Investment and Intent to Withhold Support on ALL Proposals at the Upcoming Annual Meeting

Since Mo Chen and Cheng Lu Assumed Leadership: TuSimple's Share Value Plummeted 91% as Core Autonomous Driving Business Transformed into Chinese AIGC Venture

Recent Corporate Actions Raise Significant Concerns for U.S. Shareholders: $150M Capital Movement to Chinese Subsidiaries Coincides with Reduced U.S. Market Visibility and SEC Reporting

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HOUSTON, TX, November 26, 2024 – Dr. Xiaodi Hou, co-founder and largest investor of TuSimple Holdings Inc. (OTCMKTS: TSPH) (“TuSimple” or the “Company”), sent a letter to the Company’s Board of Directors.

The full letter is below:

November 25, 2024

TuSimple Holdings Inc.

9191 Towne Centre Drive, Suite 150

San Diego, CA 92122

Attn: Board of Directors

Dear Members of the Board,

As a founder who invested seven years building TuSimple Holdings Inc. (“TuSimple” or the “Company”) and its largest shareholder, it has been disappointing to watch shareholders’ collective investment value plummet by over 91% in less than two years under the leadership of Mo Chen (Executive Chairman until September 2024 and now Chief Producer and director) and Chairman and CEO Cheng Lu.

Since February 2024, I have escalated my corporate governance concerns to the Company’s Board of Directors (the “Board”) through increasingly formal channels - from direct communications to legal filings - while watching the situation deteriorate with each passing month.

Most concerning was in August 2024 when the Board announced its unanimous approval of the animation and video game project. The timing of this approval, following shortly after serious publicly documented concerns of related-party transactions, raises significant questions about the Board's priorities and oversight.1

This pivot – from TuSimple's autonomous driving mission to Artificial Intelligence Generated Content (AIGC) development in China – represents a fundamental change in business direction. The Company implemented this transformation without any advance communication to or vote by shareholders. The first and only disclosure came through the August 14, 2024 “Three-Body Problem” partnership announcement, with no presentation of feasibility studies or technical roadmap that shareholders typically expect for such a significant business transformation.

Public records also show that the Company has increased its Chinese subsidiaries' registered capital by $150 million.2 These corporate actions, undertaken without shareholder notice or approval, cast unprecedented risk to the Company's remaining $450 million in cash reserves.

1 No. 2024-1208 (Del. Ch.)

2 No. 3:23-cv-02333-BEN-MSB (S.D. Cal.)

This is a critical moment for me as TuSimple’s largest investor, and for any shareholder trying to understand how the pivot to AIGC creates shareholder value. Shareholders are concerned about:

I.	The Complete Derailment of Shareholder Investment Thesis - TuSimple raised over $1 billion from investors to develop autonomous driving technologies. Without shareholder approval, those funds are now being redirected to gaming and animation development. Eight years of autonomous driving development and shareholder investment have been reduced to “partnerships and licensing.”
II.	Suspected Undisclosed Related Party Concerns Benefiting Mo Chen and Sina - The Three-Body Problem partnership announcement failed to disclose critical facts to shareholders - that Three-Body Problem’s intellectual property is controlled by Sina Corporation (“Sina”), TuSimple's second-largest shareholder, through a 60% stock pledge. This structure involves Sina in dual roles, while other shareholders bear the one-sided risk. Further, Mo Chen's personal gaming and animation companies share identical addresses and personnel with TuSimple China subsidiaries.
III.	The Breakdown of Board and Governance Oversight - The Company's estimated $450 million in cash reserves now operate with no real transparency and due to TuSimple’s contradictory deregistration filings.

Finally, on November 8, 2024, public reports show TuSimple quietly increased $150 million registered capital to its Chinese subsidiaries – corroborating my concerns given the Company's suspected undisclosed related party transactions and business pivot.

The impact of these changes extends far beyond major shareholders. Thousands of retail investors who committed their savings to TuSimple's autonomous driving mission have seen their investment value decline by over 91%. Hundreds of engineers who dedicated years to developing this groundbreaking technology have witnessed their work discontinued. The derailment of the Company's original mission represents more than just a financial impact. TuSimple's employees, the autonomous driving industry, and all shareholders deserve an honest answer and a fair resolution.

To protect remaining shareholder value, as you are aware, I have taken the following legal actions:

•	Following public records issued in China showing a $150 million increase in registered capital of TuSimple's Chinese subsidiaries, I filed for a temporary restraining order in the Southern District of California. This legal action seeks to restrict transfers of financial assets from the U.S. to China beyond normal business operations.
•	On November 22, 2024, I filed for injunctive relief in the Delaware Court of Chancery seeking to obtain declaratory judgment regarding the voting rights of my ownership stake corresponding to 29.7% of the total voting power, which Mo Chen claims to control even though the voting arrangement expired November 9, 2024 (as Mo Chen had previously acknowledged to the public). In the same filing, I also seek to postpone the upcoming annual meeting, currently scheduled to be held on December 20, 2024 (the “Annual Meeting”), to prevent the implementation of proposed significant governance changes before the voting rights dispute is resolved.

My 29.7% voting rights reverted to me on November 9, 2024, and at the Company's upcoming Annual Meeting, I intend to vote as follows:

Proposal 1 – “WITHHOLD ALL” on the proposed slate of directors

Proposal 2 – “AGAINST” the proposed amendment to classify the Board providing for three-year staggered terms

Proposal 3 – “AGAINST” the ratification of the appointment of UHY LLP as the Company’s auditor

Unfortunately, voting is not enough. Given the documented risks to shareholder value outlined above, immediate action is required. As a founder, long-term executive, and the largest shareholder, I believe there is only one path forward for the benefit of all shareholders.

I demand the full liquidation of TuSimple with 100% of proceeds distributed to all shareholders on a pure pro-rata basis, regardless of share class.

To be clear, in any liquidation I would be forfeiting the super voting rights attached to my Class B shares. I am willing to do this because my sole priority is to maximize value for all shareholders.

The Board has a limited window to act in the best interest of all shareholders. Given the upcoming Annual Meeting and the recent increase in Chinese subsidiary capital, time is of the essence. I look forward to the Board's prompt response to these serious concerns.

Sincerely,

/s/ Xiaodi Hou

Dr. Xiaodi Hou

***

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